                                                                      EXHIBIT 12

                              FORTUNE BRANDS, INC.

         Statement Re Computation of Ratio of Earnings to Fixed Charges
                          (Dollar amounts in millions)

                                                             Years Ended December 31,
                                        ------------------------------------------------------------------
                                          1997          1998           1999           2000          2001
                                        --------      --------       --------       --------      --------
Continuing Operations

Earnings Available:

  Income before
     provision for
     taxes on income
     and minority interest              $  145.2      $  516.4       ($ 725.2)      $   44.0      $  491.9

  Less:  Excess of
           earnings over
           dividends of less
           than fifty percent
           owned companies                   0.2           0.2            0.2            0.2            --

           Capitalized interest               --            --            4.1            0.6           0.1
                                        --------      --------       --------       --------      --------
                                           145.0         516.2         (720.9)          43.2         491.8
                                        --------      --------       --------       --------      --------
Fixed Charges:

  Interest expense
     (including capitalized
     interest) and amortization
     of debt discount and expenses         122.4         105.4          113.9          135.6         100.5

  Portion of rentals
     representative of
     an interest factor                     14.7          17.0           19.0           18.0          17.0
                                        --------      --------       --------       --------      --------
    Total Fixed Charges                    137.1         122.4          132.9          153.6         117.5
                                        --------      --------       --------       --------      --------

    Total Earnings
       Available                        $  282.1      $  638.6       $ (588.0)      $  196.8         609.3
                                        ========      ========       ========       ========      ========


Ratio of Earnings to
  Fixed Charges                             2.06          5.22            (A)           1.28          5.19
                                        ========      ========       ========       ========      ========
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(A)      As a result of the loss reported for the year ended December 31, 1999, the Company was unable to cover the fixed charges as indicated.

         Included in earnings for 1999 was a second quarter goodwill write-down of $1,126 million as disclosed in Note 1 to the Company's consolidated financial statements. If the write-down was excluded from earnings, the ratio of earnings to fixed charges for the year ended December 31, 1999 would have been 4.05.